Exhibit (a)(vi)

NEWS RELEASE

FOR IMMEDIATE RELEASE

DATE: March 14, 2014

CONTACT:	Dan Lombardo, Inland American Real Estate Trust, Inc. 630-586-6314 or dan.lombardo@inlandgroup.com

Inland American Real Estate Trust, Inc. Launches Tender Offer for Up to $350 Million of its Common Stock

Oak Brook, Ill. March 14, 2014 — Inland American Real Estate Trust, Inc. (the “Company”) announced today that it is commencing a modified “Dutch Auction” self-tender offer (the “Offer”), on March 14, 2014, to purchase for cash up to $350 million in value of shares of the Company’s common stock.

In accordance with the terms of the Offer and subject to its conditions, the price range will be specified by the tendering stockholders and will not be greater than $6.50 nor less than $6.10 per share. The purchase price will be the lowest price that will enable the Company to buy up to $350,000,000 in value of its shares of common stock (or such lesser number of shares as are validly tendered) pursuant to the Offer. In accordance with rules promulgated by the Securities and Exchange Commission (“SEC”), the Company may increase the number of shares accepted for payment in the Offer by up to 2% of the outstanding shares without amending or extending the Offer. This could result in the dollar value of the Offer increasing by up to approximately $120 million.

The Offer will expire at 5:00 P.M., Eastern Time, on April 11, 2014, unless the Offer is extended or withdrawn. Upon expiration, payment for the shares of common stock accepted for purchase under the tender Offer will occur promptly in accordance with applicable law.

If, based on the purchase price, shares having an aggregate value of less than $350,000,000 are properly tendered and not properly withdrawn, the Company will buy all shares properly tendered and not properly withdrawn. If, based on the purchase price, shares having an aggregate value in excess of $350,000,000 (or such greater amount as the Company may elect to purchase, subject to applicable law), have been properly tendered at prices at or below the purchase price before the expiration date, the Company will purchase properly tendered shares in the following order of priority: (a) first, the Company will purchase all the shares properly tendered at or below the purchase price and not properly withdrawn by any “odd lot holder” (a stockholder who owns less than 100 shares) who tenders all of that holder’s shares; and (b) second, after the purchase of all the shares properly tendered by odd lot holders, the Company will purchase all other shares properly tendered at or below the purchase price, on a pro rata basis.

None of the Company, its board of directors, or DST Systems, Inc. (“DST”), in its capacity as depositary, paying agent or information agent, makes any recommendation to stockholders as

NEWS RELEASE

to whether to tender or refrain from tendering their shares or as to the price or the prices at which they may choose to tender their shares. Each stockholder must make his, her or its own decision whether to tender shares, and if so, how many shares to tender and the price or prices at which to tender.

Any questions or requests for assistance may be directed to DST by telephone toll free at 855-377-0510. Requests for copies of the offer to purchase, the letter of transmittal or other tender offer materials may be directed to the information agent and such copies will be furnished promptly at the Company’s expense. Stockholders may also contact their broker dealer, commercial bank, trust company, custodian or other nominee for assistance concerning the offer.

Important Notice

This press release is a summary provided for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of the Company. The full details of the modified “Dutch Auction” tender offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal and other related materials, which the Company will publish, send or give to stockholders upon commencement of the tender offer, and file such materials with the SEC. Stockholders are urged to read carefully the offer to purchase, the letter of transmittal and other related materials when they became available because they contain important information, including the terms and conditions of the tender offer. Stockholders may obtain free copies of the offer to purchase, the letter of transmittal and other related materials after they are filed by the Company with the SEC at the SEC’s website at www.sec.gov.

# # #

About Inland American Real Estate Trust, Inc.

Inland American Real Estate Trust, Inc. focuses on acquiring and developing a diversified portfolio of commercial real estate located in the United States. The company also invests in joint ventures, development projects, real estate loans and marketable securities. As of December 31, 2013 Inland American owned 277 properties, representing approximately 24 million square feet of retail, industrial and office properties, 8,290 student housing beds and 19,337 hotel rooms. Inland American is one of six REITs that are, or have been, sponsored by affiliates of The Inland Real Estate Group of Companies, Inc. For further information regarding Inland American, please refer to the company website at www.inlandamerican.com.

Forward-Looking Statements

Certain statements and assumptions in this press release contain or are based upon “forward-looking” information and are being made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When we use the words “will,” may,” “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” or similar expressions, we intend to identify forward-looking statements. Such statements are subject to numerous assumptions and uncertainties, including the fulfillment of conditions to the Offer, many of which are outside of the Company’s control, which could cause actual results to differ materially from those expressed in or implied by the content of this document. Forward-looking

NEWS RELEASE

statements made in this press release are made only as of the date of their initial publication and neither party undertakes an obligation to publicly update any of these forward-looking statements as actual events unfold. We describe risks, uncertainties and assumptions that could affect the outcome or results of operations in the “Risk Factors” section of our Annual Report on Form 10-K for the fiscal year ended December 31, 2013.